Global Mutual Benefit Network, Inc.
6520 Walker Street
Burnaby, BC V3N 1B9


August 31, 2007

EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC  V3N 1B9

Attention: Jay Sargeant

Re: Consulting Agreement ("Agreement") dated May 1, 2007 between
EYI Industries, Inc. ("EYI") and Global Mutual Benefit Network Inc.
("Global")

Dear Mr. Sargeant,

Please accept this letter as notice to terminate the above mentioned Agreement between EYI and Global effective May 1, 2007 and confirm EYI's acceptance to waive the one year written notice requirement.

If you have any questions please do not hesitate to contact me.


Yours truly,


/s/ Dori O'Neill

Dori O'Neill
President


Agreed and accepted this 31st day of August, 2007.


EYI Industries, Inc.
per:


/s/ Jay Sargeant
Jay Sargeant
President and CEO